The Steward Funds have been named as defendants and as putative members of a proposed defendant class in Kirschner v. FitzSimons (In re Tribune Co.), No. 12-2652 (S.D.N.Y.) (the "FitzSimons action") and Deutsche Bank Trust Co. Americas v. Employees Retirement Fund of the City of Dallas, Texas, No.
11-9568 (S.D.N.Y.) (the "Deutsche Bank action") as a result of the sale by Steward Large Cap Enhanced Index Fund (then known as Steward Domestic All-Cap Equity Fund) and Steward Multi- Manager Equity Fund (a fund that is no longer in existence) of their shares in the Tribune Company ("Tribune") in a 2007 leveraged buyout transaction ("LBO") by which Tribune converted to a privately-held company. Both lawsuits have been consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding In re Tribune Co. Fraudulent Conveyance Litig., No. 11-2296 (S.D.N.Y.) (the
"MDL Proceeding"). None of these lawsuits alleges any wrongdoing on the part of the Steward Funds. On September 23, 2013, the Court granted the defendants' motion to dismiss the Deutsche Bank action on the basis that the plaintiffs lacked standing. Both sides appealed the decision to the U.S. Court of Appeals for the Second Circuit. On March 29, 2016, the U.S. Court of Appeals for the Second Circuit issued its opinion on the appeal of the Deutsche Bank action and other similar Tribune-related lawsuits. The appeals court affirmed the district court's dismissal of those lawsuits, but on different grounds than the district court. The appeals court held that while the plaintiffs have standing under the U.S. Bankruptcy Code (which was the basis for the district court's dismissal), their claims were preempted by Section 546(e) of the Bankruptcy Code - the statutory safe harbor for settlement payments. On April 12, 2016, the plaintiffs in those actions filed a motion seeking an en banc hearing before the appeals court.The court has not yet issued a decision on that motion.

On May 23, 2014, the defendants ?led motions to dismiss the Fifth Amended Complaint in the FitzSimons action, including a global motion to dismiss Count I, which is the claim brought against former Tribune shareholders for intentional fraudulent conveyance under U.S. federal law. The Court has not yet issued a decision on any of these motions. At this state of the proceedings, the Steward Funds are not able to make a reliable prediction as to these lawsuits or the effect, if any, on the net asset value of the Funds.